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                          December 21, 2023

       Scott Brinker
       Chief Executive Officer
       Healthpeak Properties, Inc.
       4600 South Syracuse Street, Suite 500
       Denver, CO 80237

                                                        Re: Healthpeak
Properties, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 15,
2023
                                                            File No. 333-276055

       Dear Scott Brinker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Darren J. Guttenberg